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                           November 13, 2023

       D. Bryan Jordan
       Chief Executive Officer
       First Horizon Corporation
       165 Madison Avenue
       Memphis, Tennessee 38103

                                                        Re: First Horizon
Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 13,
2023
                                                            File No. 001-15185

       Dear D. Bryan Jordan:

              We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 13, 2023

       Pay Versus Performance, page 80

   1. You include "Net Income Available to Common Shareholders" in column (h) of your pay versus performance
table in lieu of net income as required by Regulation S-K Item
                                                        402(v)(2)(v). Please
ensure that you include net income, as reported in your audited
                                                        GAAP financial
statements, in column (h) for all years covered by the table. Refer to
                                                        Regulation S-K
Compliance and Disclosure Interpretations Questions 128D.08 and
                                                        128D.09. Please note
that you may voluntarily provide supplemental measures of
                                                        compensation or
financial performance, so long as any additional disclosure is clearly identified as
supplemental, not misleading, and not presented with greater prominence than the required
disclosure.
   2. You include Return on Tangible Common Equity in column (i) of your pay versus performance table. It
appears that you intend this to be your Company-Selected Measure required pursuant to
Regulation S-K Item 402(v)(2)(vi). However, we also note your disclosure in the
footnote to column (i) that "[f]or many years (including 2022), the primary performance
measure used in FHN's long-term stock awards has been [Return on
                                                        Tangible Common
Equity], subject to several adjustments selected at the time of grant.
                                                        The data in column (i)
is not adjusted" (emphasis added).

                                                        Under Regulation S-K
Item 402(v)(2)(vi), your Company-Selected Measure is the
 D. Bryan Jordan
First Horizon Corporation
November 13, 2023
Page 2
         performance measure, "which in [your] assessment represents the most important financial performance measure (that is not otherwise required to be disclosed in the table)
         used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance." Please ensure that your Company-Selected Measure reflects the actual financial performance measure you used to link compensation to company performance for the most recently completed fiscal year. For example if, under this standard, adjusted Return on Tangible Common
         Equity should be your Company-Selected Measure, please ensure that you use it in future filings.
3. In your "Relation of Pay to Performance" section, it does not appear that you provide all of the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide the required information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item
         402(v)(1) and must provide a clear description of each separate relationship indicated in
         Regulation S-K Item 402(v)(5)(i)-(iv). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. You may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.
       Please contact Marion Graham at 202-551-6521 or Charlie Guidry at 202-551-3621 with any other questions.



FirstName LastNameD. Bryan Jordan                              Sincerely,
Comapany NameFirst Horizon Corporation
                                                               Division of
Corporation Finance
November 13, 2023 Page 2                                       Disclosure
Review Program
FirstName LastName